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16013612

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristopher Miller 785-266-8333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



NOTARY PUBLIC - State of Kansas
LORI K. MAY
My Appt. Exp. 7-9-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tandem Securities
INCORPORATED

Capital City Bank Plaza
3706 SW Topeka Blvd., Suite 420
Topeka, Kansas 66609
785/266-3310
785/266-7819 Fax

February 25, 2016

CliftonLarsonAllen LLP
2301 Village Drive
St. Joseph, Missouri 64506

This representation letter is provided in connection with your audit of the financial statements of Tandem Securities, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your audit.

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 15, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3. We acknowledge and have fulfilled our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

4. We understand and acknowledge our responsibility for the fair presentation of the supplemental information (Schedule I, Computation of Net Capital under Rule 15c3-1; Schedule II, *Computation for* Determination of Reserve Requirements under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements under Rule 15c3-3 (exemption), in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including

its form and content, is fairly stated, in all material respects, in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of the supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

5. Except as provided to you, there have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through February 25, 2016.

6. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

7. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8. We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015. Net capital computations prepared by us during the period from January 01, 2015 through February 25, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

9. There were no material weaknesses or material inadequacies at December 31, 2015 or during the period from January 01, 2015 through February 25, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

10. There are no outstanding past due PCAOB accounting support fees.

11. The Company's expense sharing agreement with T&M Financial, Inc. has been determined to be on a reasonable basis which is considered a proper method pursuant to Exchange Act Rule 17a-3(a)(1) and (a)(2) .

12. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated broker-dealer assuming the Company's liabilities, has appropriately recorded all expenses relative to the

operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

13. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 01, 2015 through February 25, 2016.

14. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements and supplementary information to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

15. In addition, the Company at December 31, 2015, had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings, financial obligations, or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Significant estimates have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP. Significant estimates are estimates at the financial statement date that could change materially within the next year.

17. Related party relationships and transactions, including, but not limited to, accounts receivable or payable, sales, purchases, loans, transfers, leasing arrangements, and guarantees, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

18. All events occurring subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

15 16We have not identified or been notified of any uncorrected financial statement misstatements.

20. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

21. Material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

22. Brokers' debit balances and other receivables recorded in the financial statements represent valid claims arising on or before the balance sheet date and have been reduced to their estimated net realizable value.

ORThe broker-dealer's federal income tax returns for any open years are subject to examination by the IRS, generally for three years after they were filed. The broker-dealer recognizes tax benefits only to the extent that the broker-dealer believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for unpaid federal income taxes (liability for unrecognized tax benefits) in the balance sheet reflects all tax positions that the broker-dealer believes do not have greater than a 50% chance of realization after examination.

24. There are no material uncertain tax positions for which a liability should be recognized in accordance with FASB ASC 740, *Income Taxes*.

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Tandem Securities, Inc. for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

25. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

26. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

27. We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

28. As of December 31, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

29. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

30. We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2015.

31. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

32. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2015 and the date of this letter.

33. We have responded fully to all inquiries made to us by you during the engagement.

34. No events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

35. Your report is intended solely for the information and use of Tandem Securities, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

In connection with your engagement to review the exemption report of Tandem Securities, Inc. for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement:

36. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions detailed in the exemption report are the responsibility of management.

37. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report.

38. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 25, 2016.

39. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

Information Provided

40. We have provided you with:

    a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements such as records, documentation, and other matters.

    b. Additional information that you have requested from us for the purpose of the audit.

    c. Unrestricted access to persons within the broker-dealer from whom you determined it necessary to obtain audit evidence.

    d. Complete minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

If none, use the next bullet instead.There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

42. All material transactions have been recorded in the accounting records and are reflected in the financial statements.

43. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

44. We have no knowledge of any fraud or suspected fraud that affects the broker-dealer and involves:

    a. Management;

    b. Employees who have significant roles in internal control; or

    c. Others when the fraud could have a material effect on the financial statements.

45. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the broker-dealer's financial statements communicated by employees, former employees, analysts, regulators, or others.

46. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

47. We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments, that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

48. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

49. We have disclosed to you the identity of the broker-dealer's related parties and all the related party relationships and transactions of which we are aware.

50. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

51. The broker-dealer has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral, except as made known to you and disclosed in the financial statements.

52. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

222324

Signature: Christopher N. Miller Title: president

Signature: ______________________ Title: ______________

Client: ***TAN200 - Tandem Securities, Inc.***
Engagement: ***AU15 - Tandem Securities, Inc.***
Period Ending: ***12/31/2015***
Trial Balance: ***0900 - TB***
Workpaper: ***0922 - Reclassifying Journal Entries Report***

Account	Description	W/P Ref	Debit	Credit
Reclassifying Journal Entries JE # 1		**0630.00**		
To reclassify settlement income from reduction of legal fees to other income.				
5555	Professional Fees - Legal		6,500.00	
4100	Other Income			6,500.00
Total			6,500.00	6,500.00

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2015
AND FOR THE YEAR THEN ENDED

TANDEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2015
AND FOR THE YEAR THEN ENDED

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

TANDEM SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	32,530
Commissions Receivable		4,218
CRD Account		317
Prepaid Expenses		11,161
Property and Equipment - net		1,482
TOTAL ASSETS	$	49,708
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$	174
Other Accrued Expenses		5,565
Commissions Payable		3,945
TOTAL LIABILITIES		9,684
STOCKHOLDER'S EQUITY		
Common Stock-no par value, authorized 5,000 shares Issued/outstanding 1,000 shares		15,000
Additional Paid In Capital		91,140
Retained Earnings (deficit)		(66,116)
TOTAL STOCKHOLDER'S EQUITY		40,024
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	49,708

The accompanying notes are an integral part of the financial statements.

TANDEM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Commissions	$	726,189
Other Income		6,500
TOTAL REVENUES		732,689
EXPENSES		
Commissions		642,933
Professional Fees		38,304
Regulatory Fees		12,272
Payroll Expenses		18,086
Computer Expense		12,237
Licences		7,167
Postage and Delivery		2,853
Depreciation Expense		1,732
Associate Expenses		302
Other Operating Expenses		1,006
TOTAL EXPENSES		736,892
NET LOSS	$	(4,203)

The accompanying notes are an integral part of the financial statements.

TANDEM SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
Balances at January 1, 2015	$ 15,000	$ 73,140	$ (61,913)	$ 26,227
Contributed Capital	-	18,000	-	18,000
Net Loss for 2015	-	-	(4,203)	(4,203)
Balance at December 31, 2015	$ 15,000	$ 91,140	$ (66,116)	$ 40,024

The accompanying notes are an integral part of the financial statements.

TANDEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (4,203)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	1,732
Changes in operating assets and liabilities:	
Commissions Receivable	1,730
CRD Account	1,288
Prepaid Expenses	1,398
Accounts Payable	161
Other Accrued Expenses	1,049
Commissions Payable	(7,764)
Total adjustments	(406)
NET CASH USED IN OPERATING ACTIVITIES	(4,609)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property & equipment	(1,341)
NET CASH USED IN INVESTING ACTIVITIES	(1,341)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed Capital	18,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,000
INCREASE IN CASH	12,050
CASH, BEGINNING OF YEAR	20,480
CASH, END OF YEAR	$ 32,530

The accompanying notes are an integral part of the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas. Commission income generated through one carrier constituted 72% of total revenues.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Subsequent Events

Subsequent events have been evaluated by management of the Company through February 25, 2016.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are recorded as revenue once the mutual fund or variable annuity company confirms that payment has been accepted and the commission is earned which is based on trade date. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Promotional Costs

Promotional costs, including advertising, are expensed as incurred. There were no promotional costs incurred during the year ended December 31, 2015.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2012.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

NOTE B - PROPERTY AND EQUIPMENT

At December 31, 2015, property and equipment are summarized as follows:

Cost:	
Property and Equipment	$ 25,719
Less: Accumulated Depreciation	24,237
Property and equipment, net	$ 1,482

NOTE C - LEASE COMMITMENTS

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2015 was $ 8,300.

NOTE D - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2015 were:

Net Capital	26,611
Net Capital Requirements	5,000
Aggregate Indebtedness	9,684
Aggregate Indebtedness to Net Capital Ratio	.36 to 1

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

The payroll and benefit expenses for the shared employees were paid by the Company at 50% for the President and Shareholder salary and 25% for two shared employees for the year ended December 31, 2015. These percentages are an estimate of time these employees spent on Company operations.

The total amounts incurred by the Company to T&M during 2015 were $18,086 related to payroll and benefits and $2,071 for postage and photocopying. The amount due to T&M Financial at December 31, 2015 was $2,240.

Amounts incurred to to the President of the Company and family members of the President of the Company in commissions during 2015 was $416,254. The amount due to the President of the Company and family members of the President of the Company at December 31, 2015 was $1,291 in commissions payable.

SUPPLEMENTARY INFORMATION

TANDEM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Total Liabilities	$	9,684
Total Aggregate Indebtedness	$	9,684
NET CAPITAL		
Credit Items:		
Common Stock	$	15,000
Additional Paid-In Capital		91,140
Retained Earnings (Deficit)		(66,116)
		40,024
Debit Items:		
Non-Allowable Assets		
CRD Account		317
Prepaid Expenses		11,161
Unallowable Commissions Receivable		453
Property and Equipment, net		1,482
		13,413
Net Capital	$	26,611
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$	5,000
Excess Net Capital	$	21,611
Ratio: Aggregate Indebtedness to Net Capital		0.36 to 1

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained herein and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report as of December 31, 2015.

TANDEM SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 EXEMPTION
AS OF DECEMBER 31, 2015

No computation of reserve requirement has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.

TANDEM SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 EXEMPTION
AS OF DECEMBER 31, 2015

No information relating to possession or control has been made because Tandem Securities, Inc. claims exemption pursuant to paragraph (k)(1) since the Company does not carry securities accounts for customers or perform custodial functions relating customer securities.



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tandem Securities, Inc.
Topeka, Kansas

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Tandem Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Tandem Securities, Inc. stated that the Company met the identified exemption provisions throughout the period of January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 25, 2016



TANDEM SECURITIES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Tandem Securities, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(1).

2. Tandem Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

   The provisions of the Rule shall not be applicable to a broker or dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and promptly transmits all funds and delivers all securities receive in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

3. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

Tandem Securities, Inc.



Kristopher Miller, President



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Tandem Securities, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Tandem Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Tandem Securities, Inc. compliance with those requirements. Tandem Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $720,789 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2015, to Tandem Securities, Inc.'s supporting schedule, noting no differences.
   b. Compared the $-0- aggregate total of additions reported on page 2, section 2b of Form SIPC-7 for the year ended December 31, 2015, to Tandem Securities, Inc.'s supporting schedule, noting no differences.



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $5,400 and $14, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated Tandem Securities, Inc.'s supporting schedule's arithmetical accuracy of the $720,789 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.

   c. Recalculated Tandem Securities, Inc.'s supporting schedule's arithmetical accuracy of the $-0- aggregate additions report on page 2, section 2b of Form SIPC-7, noting no differences.

5. Compared the amount of overpayments applied to the current assessment with the Form SIPC-7 to the applicable SIPC report, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 25, 2016

TANDEM SECURITIES, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2015

Total Revenue	$ 726,189
Total Additions	-
Total Deductions	720,789
SIPC Net Operating Revenues	$ 5,400
General Assessment @ .0025	$ 14

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/28/2015	No agent identified	$ -	$ 15

Overpayment carried forward	$ (1)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/15
(Read carefully the instructions In your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tandem Securities Inc.
3706 SW Topeka Blvd., Suit 420
Topeka, KS 66609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer
678-525-0992

2. A. General Assessment (item 2e from page 2) $ 14

B. Less payment made with SIPC-6 filed (exclude interest) (15)
7/28/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (1)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (1)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(1)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-15
and ending 12-31-15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$726,189
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	705,058
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	15,731
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	720,789
2d. SIPC Net Operating Revenues	$ 5,400
2e. General Assessment @ .0025	$ 14
	(to page 1, line 2.A.)